INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

March 22, 2011

Barbara Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:

3Pea International, Inc.

Registration Statement on Form 10-12G

Amendment No. 2

File No. 000-54123

Dear Ms. Jacobs:

We have filed on EDGAR the above Amendment No. 2.  Responses to the comments in your letter dated December 22, 2010 are as follows:

General

1.

We have received your application for confidential treatment of certain portions of exhibits 10.6 and 11. Comments relating to your application for confidential treatment, if any, will be provided in a separate letter.

The Company has received the comment letter and has already responded.

2.

As a related matter, you indicate that your request for confidential treatment will be made under Rule 406 of the Securities Act. Please be advised that Rule 406 applies to requests for confidential treatment of materials required to be filed under the Securities Act of 1933. Given that your document is filed pursuant to the Exchange Act of 1934, it would appear that your reference to Rule 406 as a basis for confidential treatment is inappropriate.  In this regard, we note that your application requests confidential treatment for the redacted materials pursuant to Exchange Act Rule 24b-2.

In Amendment No. 2, the footnote to the exhibit table has been changed to refer to the correct rule, as noted above.

3.

Please see prior comment 2. Clarify, if true, that the Company, formerly Tika Corporation, was non-operational prior to the acquisition with 3Pea Technologies.

The Company has clarified the operational status of Tika Corporation at the time it acquired 3Pea Technologies, Inc. to Item 1. Business – Overview, by adding the following sentence:  “At the time Tika Corporation acquired 3Pea Technologies, Inc., it was non-operational.”

Results of Operations, page 28

Fiscal Years Ended December 31, 2009 and 2008

4.

Tell us and disclose why the revenue per program card load transaction changes for each period. You should provide a discussion and analysis of the revenue per transaction for each period disclosed. You should discuss the composition of the revenue recognized in order to provide an analysis each type of fee earned.

We have chosen to deal with this concern in two ways.  First, we added a risk factor that discloses the special difficulties that we have forecasting revenue from our pharmaceutical marketing card line of business, which is set forth below:

Our revenues from our pharmaceutical marketing cards fluctuate widely and are difficult to forecast.

Our primary line of business is pharmaceutical marketing cards.  Revenues and costs associated with that line of business fluctuate more widely, and are more difficult to forecast, than other debit card lines of business.  Even though a pharmaceutical card program is created at the direction of a pharmaceutical company, the pharmaceutical company often does not distribute the cards via their pharmaceutical sales representatives to various end points for distribution until days, weeks or months after it creates a program, often with little advance warning to the Company.  We also experience dramatic usage swings based on collateral marketing efforts by the pharmaceutical companies, such as print, web, radio and television advertising campaigns that run in association with these types of card programs.  Constant variations in program start and stop dates, variations in program timelines which range anywhere between six and thirty six months, and variations in program characteristics such as the monetary value of the load, all contribute to provide dramatic swings in the revenue generated from the programs.  As a result, our revenues and cost of revenues do no correlate neatly to the number of cards in circulation or even the number of programs that are active at any given time. Consequently, it is not the composition of our revenue that causes the significant swing in revenues from period to period rather; rather, the start, usage and expiration of the pharmaceutical card program is solely dependent on the timing of marketing programs by the pharmaceutical companies.  Over time, we intend to mitigate this uncertainty by offering more traditional prepaid card products, such as general spend reloadable, payroll and other types that will help to stabilize and minimize the changes for each period, and make our results more predictable.

Second, we have added the following paragraph to our MDA discussion:

Our revenues and cost of revenues from our pharmaceutical marketing cards, which is our primary line of business, fluctuate widely due to a variety of factors beyond our control.  The pharmaceutical companies often do not distribute the debit cards via their pharmaceutical sales representatives to various end points for distribution until days, weeks or months after it creates a program, often with little advance warning to us.  We also experience dramatic usage swings based on collateral marketing efforts by the pharmaceutical companies, such as print, web, radio and television advertising campaigns that run in association with one of our card programs.  Constant variations in program start and stop dates, variations in program timelines which range anywhere between six and thirty six months, and variations in program characteristics such as the monetary value of the load, all contribute to provide dramatic swings in the revenue generated from the programs.  As a result, our revenues and cost of revenues do no correlate neatly to the number of cards in circulation or even the number of programs that are active at any given time.

5.

Tell us and disclose the significant components that are classified as cost of revenues. Indicate whether a majority of these expenses are attributable to your revenue share arrangement with the Monterey County Bank (see your page 17). In addition, revise your financial statement footnotes to describe the significant terms and your accounting for this arrangement.

The Company has provided disclosure of the components of cost of revenues by adding the following sentence at the end of the paragraph in which cost of revenues is discussed:

Cost of revenues is comprised of transaction processing fees such as data connectivity, data center expenses, network fees, card production, customer service, program management, application integration setup and sales expense.

The reference to a revenue sharing arrangement with Monterey County Bank was in error, as the Company currently does have any revenue sharing arrangement with Monterey County Bank.  Accordingly, the language on page 17 to which the comment refers has been deleted.

Liquidity and Capital Resources

Sources of Financing, page 31

6.

We note the added disclosure included on page 32 of your document in response to prior comment 12. Please describe for us the services provided by vendors that are essential to your continued operation in the ordinary course of business.

There is a possibility that the Company’s choice of wording in relation to the added disclosure on page 32 resulted in some confusion.  The services that are essential to the Company’s current operations include such things as payroll for current employees, rent for its current office space, basic utilities and office supplies, and vendors who provide services in relation to its current product line, like card production, enterprise data center services, data connectivity, communications, legal and accounting services.  These services are essential in the sense that the Company could not provide its current debit card services without them, and if the Company failed to pay any of them on a timely basis it would have to replace them with other vendors.  However, none of the services are so difficult to replace that the Company’s ability to continue in business would be jeopardized if the services could not be obtained.  Therefore, the Company does not believe a risk factor is appropriate regarding the loss of any of these services.  The disclosure has been changed to read as follows:  “We are currently able to pay our accounts payable relating to our current operations in the ordinary course of business from our ongoing revenues, but have not paid other accounts payable that are held by nonessential vendors.”

Executive Compensation

Summary Compensation Table, page 36

7.

We refer to prior comment 19 and the revised footnote 1 to your summary compensation table.  Please be advised that FAS 123R has been superseded by FASB ASC Topic 718. . For guidance, see SEC Release No. 33-9089, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

The footnotes to the summary compensation table have been amended to refer to ASC Topic 718 where they previously referred to FAS 123R.

Recent Sales of Unregistered Securities, page 38

8.

We refer to the added disclosure included in response to prior comment 20. While you indicate in your added disclosure that the purchasers of the securities in those unregistered sales had access to certain information, it continues to remain unclear whether those purchasers were accredited or sophisticated (i.e. the purchasers possessed such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks related to the purchase of your securities).

With respect to the shares issues for services, the Company has deleted the reference to Section 4(2) and instead relies on Rule 701 with respect to those transactions.  Rule 701 does not require that recipients of securities be either accredited or sophisticated as a condition to reliance on the exemption.  Nevertheless, the Company has amended the paragraph to indicate which of the recipients were accredited.

With respect to the shares issued for legal services and the shares issued for $250, the Company has modified the respective paragraphs to indicate that it believes the recipient was an accredited investor.

Balance Sheet, December 31, 2009 and 2008, F-3

9.

We note your response to prior comment 21; however, your presentation of minority interest in the balance sheets as of December 3I, 2009 and 2008 does not comply with the provisions of ASC 810-10-45-16. Further, your minority interest balance is stated twice in your balance sheet.  Revise to make the necessary corrections. We also note that your net loss for the year ended 2008 reflects a loss allocated to the minority interest holder. Tell us why it was appropriate to allocate losses to the minority interest under the provisions of ARB 51, while the minority interest is a contra liability (i.e., debit balance). Further, ensure that your disclosures comply with paragraph ASC 810-10-50-1A.

We have revised the presentation of minority interest in the balance sheets as of December 31, 2009 and 2008 to comply with the provisions of ASC 810-10-45-16, and removed the duplicate minority interest balance.  We have revised the Statements of Operations for the year ended December 31, 2008 whereby no loss was allocated to the minority interest pursuant to ARB 51.  Additionally, we have made all necessary disclosures that are material to comply with paragraph ASC 810-10-50-1A.

Notes to Financial Statements

Revenue and expense recognition, page F-9

10.

We note your response to prior comment 28. Please clarify the following regarding your revenue recognition policies, and provide further disclosure where appropriate:

•

Tell us why you do not consider the different types of fees you charge to the same parties for various activities you perform to be multiple element arrangements;

•

Tell us your revenue recognition policies for administrative fees or other upfront fees paid to you when the programs are created. That is, tell us if these fees are recognized upfront or over the contractual term of the arrangement. Tell us how you considered the provisions of SAB Topic 13.A.3.f and ASC 605-24 in accounting for these fees;

•

We note your response that all of your fees are recognized when services are performed. Clarify whether revenue is recognized on a straight line basis, or a different pattern, and over what period the revenue is recognized for each of your arrangements;

•

Describe in more detail what your revenue recognition polices are with respect to software development and consulting. Tell us what methodology you use to recognize revenue and over what periods, and tell us the specific provisions of ASC 985-605 you relied on in accounting for these arrangements; and

•

Describe your revenue arrangements that involve services that will be provided by third parties. Tell us which activities are performed by the Company and which activities are performed by the third parties in performing these services, and tell us how you have considered all of the provisions of ASC 605-45 in determining to account for these arrangements on a gross basis.

The following is our response for each of the bullet points.

First bullet point – Each separate fee charged to our clients is under a separate arrangement rather than one agreement, or denominated separately in the same agreement, thus we do not have any agreements with multiple element arrangements as defined in ASC 605-25.

Second bullet point – Administrative fees are recognized as revenue upon completion of the services.  We do not receive upfront fees; rather we invoice our clients on a progress basis and collect such fees afterwards.

Third bullet point – We normally do not have situations where fees are recognized ratably over a period of time.  Instead, we typically invoice for services on a progress basis or after the services are completed, and recognize revenue when the invoices are rendered.

Fourth bullet point – Our software development services typically are for customization of software applications for our customers where the normal turnaround time for completion is less than one month.  Since the turnaround time for completing software development is less than a month, revenue related to software development is recognized upon completion of such service, at which time an invoice is rendered.

Fifth bullet point – During the period covered by the financial statements (and currently as well), we did not have any revenue arrangements that involve services to be provided by third parties, nor did we in the periods covered by the financial statements included in the registration statement.

We reviewed the existing note regarding our revenue recognition policy, and determined that no changes were necessary.

Commitments and Contingencies, page F-15

11.

We note your response to prior comment 32. Tell us how you have considered the provisions of ASC 815-10 in determining whether the rights that Wow shareholders have to tender their shares to the Company represent an embedded put option that should be accounted for as a derivative.

We have assessed the rights that Wow shareholders have to tender their shares to the Company pursuant to provisions under ASC 815-10, specifically under paragraph ASC 815-10-15-83 “Definition of Derivative Instrument” and do not believe such Share Exchange Agreements represent an embedded put option that should be accounted for as a derivative.  The Share Exchange Agreement between the Company and Wow simply entitles shareholders of Wow to exchange their shares for the Company’s shares.

Consolidated Financial Statements for the Nine Months Ended September 30, 2010 and 2009

12.

We note your response to prior comment 33. Please tell us if the 6,000,000 shares of common stock approved by the board of directors on March 31, 2009 required shareholder approval. If so, tell us when such shareholder approval was obtained and how you considered this factor in determining the measurement date for these shares.

The issuance of the shares did not require shareholder approval and therefore such approval was not obtained.

Please feel free to contact me in the event you have any further questions regarding the filing.

Very truly yours,

INVESTMENT LAW GROUP OF GILLETT, MOTTERN & WALKER, LLP

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

Encl.

Cc:

Mark Newcomer

Arthur De Joya

INVESTMENT LAW GROUP

OF GILLETT, MOTTERN & WALKER, LLP

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Mark Newcomer, hereby certify that I have read the foregoing letter dated March 21, 2011, by Robert J. Mottern, counsel for the 3Pea International, Inc., and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3Pea International, Inc.

/s/ Mark Newcomer

Mark Newcomer, Chief Executive Officer